

November 8, 2012

Via E-mail
Richard E. Chandler, Jr.
Executive Vice President, Chief Legal Officer and Secretary
Chicago Bridge & Iron Company N.V.
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380

> **Re: Chicago Bridge & Iron Company N.V.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 26, 2012**
> **File No. 333-183950**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed October 26, 2012**
> **File No. 001-12815**

Dear Mr. Chandler:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We note your response to comment five of our letter dated October 15, 2012. We continue to believe that because a current member of the Shaw Board of Directors will serve as a director of the combined company, the disclosure required by Item 18(a)(7) of Form S-4, including the information required by Item 402 of Regulation S-K, is required for that individual. Please revise accordingly.

The Transaction, page 56

Background of the Transaction, page 56

2. We note your revisions in response to comment 17 of our letter dated October 15, 2012. Please further revise your disclosure to discuss the "strong strategic reasons" for a combination of CB&I and Shaw in 2010, as noted on page 57.

3. Please further revise your disclosure to describe any pre-existing relationship between CB&I and Shaw, including a discussion of any business conducted between the two companies.

4. Please further revise your disclosure to explain why Shaw determined to sell its ownership interest in Westinghouse and divest the E&C business in September and October 2011, including whether it was in anticipation of an acquisition or other similar transaction.

5. We note your revised disclosure in this section in response to certain comments in our letter dated October 15, 2012. While your revised disclosure lists certain issues considered by the boards, you have not explained specifically what was considered and why each of these issues is significant. We note the following examples:

    - Your revised disclosure on page 61 lists a number of issues discussed at the July 9, 2012 meeting of the Shaw Board, such as contracts with the U.S. federal government, CB&I's status as a foreign person, and the interrelationship between CFIUS' review process and the review of government agencies, but it is not clear what is significant about these issues and the importance of these issues to Shaw or the transaction in general.

    - Your revised disclosure on page 62 includes a similar list, including a reference to Shaw's nuclear contracts, but the significance of the nuclear contracts is not discussed.

    - Your revised disclosure references discussions of material terms of the Transaction Agreement, such as the non-solicitation provision, but the disclosure does not say what was discussed about each of these material terms and the position taken with respect to such positions.

    These are just examples. Please revise your disclosure throughout this section accordingly.

6. Please further revise your disclosure to explain the potential joint bid by CB&I and Company A, including when the companies first discussed the joint bid, which company made the initial contact, and the reasons for initiating discussions at that time.

7. We note your revised disclosure in response to comment 22 of our letter dated October 15, 2012, including that "it was unlikely that another party would propose a business combination on terms more attractive than CB&I had proposed." Please explain the Shaw Board's basis for this conclusion, including whether the Board considered a transaction with any other companies in the industry. Please also revise your disclosure to explain the specific "market and execution risks" related to Shaw's continuation as a standalone company, and provide similar disclosure in your related discussion on page 78. Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to shareholders as opposed to any alternatives to such transaction.

Opinion of Financial Advisor to CB&I, page 70

Opinion of BofA Merrill Lynch, page 70

Selected Publicly Traded Companies Analysis, page 73

Selected Precedent Transactions Analysis, page 74

8. As requested in comment 35 of our letter dated October 15, 2012, please disclose the underlying data used in both the selected public traded companies analysis and selected precedent transactions analysis.

Interests of Directors and Executive Officers of Shaw in the Transaction, page 94

9. We note that you are reporting information assuming that the consummation of the transaction occurs on November 1, 2012, but that your disclosure does not reflect any changes to compensation that may occur after October 22, 2012 and you are reporting nonqualified deferred compensation plan information as of October 19, 2012. Please update the date at which you are reporting compensation information to reflect any recent changes to compensation. In addition, we note that Shaw expects to make new long-term incentive awards to its non-employee directors prior to the closing of the transaction. Please update your related disclosure to reflect any such award made prior to the effectiveness of the Form S-4.

The Transaction Agreement, page 113

10. We note your revision in response to comment 47 of our letter dated October 15, 2012. The revised language, however, is unclear and suggests that the transaction agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws. Please revise accordingly.

Unaudited Pro Forma Condensed Combined Financial Statements, page 147

11. Please revise the pro forma income statements to change the line item "net income" to clarify that it excludes non-recurring items. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

2. Financing Considerations, page 155

12. We have read your response and revision related to comment 50 in our letter dated October 15, 2012. From the disclosure included in the first paragraph under this section, it is not clear what the amounts available on CB&I's existing credit facilities are and the amounts that are or will be available for borrowing during and after the planned

financing. Please advise or revise to clearly state this information. We note the quantification you have made in your September 30, 2012 Form 10-Q on pages 27-28.

Signatures

13. We note your response to comment 62 of our letter dated October 15, 2012. It continues to appear that the officers and directors have not signed the registration statement. In particular, we do not see the language that "Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated." See Signatures of Form S-4. Please revise accordingly.

Exhibits

Legal Opinion

14. We note the assumption in clause (x) of the fourth paragraph stating that neither the Supervisory Board Resolution nor the Management Board Resolution has been revoked, rescinded, nullified, declared null and void or amended or modified in any respect material to the rendering of the opinion. We note that counsel should be able to confirm whether any such changes have occurred and therefore the assumption does not appear to be necessary. Please have counsel delete this assumption.

15. We note the assumptions in clauses (xiv) and (xvii) of paragraph four. Please explain the purpose of such assumptions, including why they are necessary for counsel to render the opinion. Alternatively, please have counsel delete such assumptions.

Chicago Bridge & Iron Company N.V. Form 10-Q for the period ended September 30, 2012

11. Shaw Transaction, page 20

16. We note your discussion of the pending shareholder litigation on page 21. Please revise future filings as applicable to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made, as required by ASC 450-20-50, as well as additional disclosure consistent with that included in the Form S-4. Consider providing this disclosure or a reference to it in Note 8, Commitments and Contingencies.

Liquidity and Capital Resources, page 27

17. We have read your response and revision related to comment 63 in our letter dated October 15, 2012. Please provide a clearer description of the specific factors underlying the increase in accounts receivable. Clarify why you expect cost-reimbursable projects to have higher billed and unbilled receivables. Specifically address whether there were any material changes in accounts receivable aging, contractual payment/billing terms,

customer disagreements, or any other known factors that materially impact these balances. Provide us with example disclosure and tell us how much of the outstanding accounts receivable and costs and estimated earnings in excess of billings balances as of the balance sheet date have subsequently been collected and billed, respectively. Refer to Item 303(a)(1) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jenn Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Daniel A. Neff, Esq. (*via E-mail*)
        Wachtell, Lipton, Rosen & Katz